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                                                                    Exhibit 99.1

            Contacts:   David T. Lanzillo                     Raymond J. Kulla
                        Corning Consumer Products             General Housewares
                        607-377-8259                          812-232-1000
                        LANZILLODT@CCPCI.COM                  Ext. 5289


                        CORNING CONSUMER PRODUCTS COMPANY
                    TO ACQUIRE GENERAL HOUSEWARES CORPORATION


ELMIRA, N.Y., and TERRE HAUTE, Ind., August 2, 1999 - Corning Consumer Products Company and General Housewares Corp. (NYSE: GHW) today announced the signing of a definitive merger agreement for CCPC Acquisition Corp. (the parent of Corning Consumer Products) to acquire General Housewares for $28.75 per share in cash in a transaction valued at approximately $145 million, including assumption of debt. The per-share price represents a 40 percent premium over the closing price of $20.50 per share in NYSE trading on July 30.

         The transaction has been approved by the Board of Directors of General Housewares and is subject to the approval of the company's shareholders at a special meeting. The merger would be effected promptly following such approval, and each common share of General Housewares would be converted into the right to receive $28.75 in cash. The completion of the merger, which is expected to occur in the fourth quarter of 1999, is also subject to customary government filings and other customary closing conditions.

         Peter F. Campanella, President and Chief Executive Officer of Corning Consumer Products, said, "General Housewares has an outstanding lineup of useful kitchen and other household products, including well-known brands led by OXO, CHICAGO CUTLERY, OLFA, GRILLA GEAR and OLO. They're a great complement to our CORELLE, CORNINGWARE, PYREX, REVERE and

                                     -more-



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VISIONS product lines. Together we'll be a powerhouse in the kitchen housewares category -- offering retailers a broader range of products and achieving synergies for retailers, consumers and ourselves in everything from design through distribution."

         Paul A. Saxton, General Housewares' Chairman, President and Chief Executive Officer, said, "The management and directors of General Housewares have always focused on maximizing shareholder value. This merger transaction increases the value of our shareholders' investment significantly. We're particularly pleased to be merging with a leading, respected firm like Corning Consumer Products."

         Corning Consumer Products Company has been an affiliate of Borden, Inc. and a member of the Borden Family of Companies since April 1998. Each member of the Borden Family is privately owned by its own management and by affiliates of investment firm Kohlberg Kravis Roberts & Co. Borden, Inc. provides significant management and financial control across the family.

         "Kitchen housewares is an exciting value-building opportunity," said C. Robert Kidder, Chairman and Chief Executive Officer of Borden, Inc. "The acquisition of General Housewares is just one step by Corning Consumer Products in building a broader and stronger business platform, through internal growth initiatives and potentially more acquisitions."

         General Housewares Corp. is a leading manufacturer, marketer and distributor of products for the housewares and craft/hardware markets. Annual sales were $97 million in 1998. Headquartered in Terre Haute and employing approximately 325 people, the company manufactures cutlery at Wauconda, Illinois, while sourcing other products from third-party manufacturers. Distribution is predominantly in North America.

                                      -more



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         Corning Consumer Products Company, headquartered in Elmira, N.Y., markets houseware products under the CORNINGWARE, CORELLE, REVERE, PYREX and VISIONS brand names. The company posted sales of $533 million in 1998, employs approximately 3,000 people and has facilities in Asia, Australia, Latin America and the United States.
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